Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT

CHANGE OF PRESIDENT AND CHIEF ACTUARY

The Board announces that (i) Mr. Zhao Peng has ceased to be the President, an Executive Director and a member of the Strategy and Assets and Liabilities Management Committee of the Company with effect from 4 August 2023; (ii) Mr. Li Mingguang has been appointed as the President of the Company and ceased to be the Chief Actuary of the Company; and (iii) Ms. Hou Jin has been appointed as the Chief Actuary of the Company. The qualifications of Mr. Li Mingguang as the President of the Company and Ms. Hou Jin as the Chief Actuary of the Company are subject to the approval of the NAFR.

CHANGE OF PRESIDENT

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces that due to the adjustment of work arrangements, Mr. Zhao Peng tendered his resignation as the President, an Executive Director and a member of the Strategy and Assets and Liabilities Management Committee of the Company on 4 August 2023, which took effect on the same day. Mr. Zhao Peng has confirmed that he has no disagreement with the Board and there are no other matters relating to his resignation that need to be brought to the attention of the shareholders of the Company. The Company would like to express its gratitude to Mr. Zhao Peng for his contribution to the Company during his tenure of service.

Following his resignation, Mr. Zhao Peng also ceased to be the authorised representative of the Company as required under Rule 3.05 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). Mr. Li Mingguang, an Executive Director of the Company, will take over the role as authorised representative of the Company.

The Board further announces that at the twenty-seventh meeting of the seventh session of the Board of the Company held on 4 August 2023, Mr. Li Mingguang was appointed as the President of the Company and his qualification as the President of the Company is subject to the approval of the National Administration of Financial Regulation (the “NAFR”). The Board has designated Mr. Li Mingguang to serve as the temporary person in charge of the Company prior to obtaining such approval.

Commission File Number 001-31914

The biographical details of Mr. Li Mingguang are set out below:

Mr. Li Mingguang, born in July 1969, has been serving as the Secretary to the Party Committee of the Company since July 2023, an Executive Director of the Company since August 2019, and a member of the Party Committee of China Life Insurance (Group) Company since April 2023. Mr. Li Mingguang joined the Company in 1996 and subsequently served as the Deputy Division Chief, the Division Chief, an Assistant to the General Manager of the Product Development Department, the Responsible Actuary of the Company, the General Manager of the Actuarial Department, the Chief Actuary, the Board Secretary and the Vice President of the Company. He was also the Chief Actuary of China Life Pension Company Limited and a Director of China Life Asset Management Company Limited. Mr. Li Mingguang graduated from Shanghai Jiao Tong University with a bachelor’s degree in computer science in 1991, Central University of Finance and Economics majoring in monetary banking (actuarial science) with a master’s degree in 1996 and Tsinghua University with an EMBA in 2010. Mr. Li Mingguang is a Fellow of the China Association of Actuaries (FCAA) and a Fellow of the Institute and Faculty of Actuaries (FIA). He was the Chairman of the first session of the China Actuarial Working Committee and the Secretary-general of both the first and the second sessions of the China Association of Actuaries. He is currently the Vice Chairman of the China Association of Actuaries. Mr. Li Mingguang receives a special government allowance from the State Council.

Mr. Li Mingguang will enter into a service contract with the Company. His term of office as the President of the Company shall commence from the date of approval by the NAFR. Mr. Li Mingguang will not receive any director’s fee or remuneration from the Company.

Save as disclosed above, Mr. Li Mingguang has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Li Mingguang does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Further, there is nothing in respect of the appointment of Mr. Li Mingguang that needs to be disclosed pursuant to Rule 13.51(2) of the Listing Rules nor is there anything that needs to be brought to the attention of the shareholders of the Company.

CHANGE OF CHIEF ACTUARY

Due to the adjustment of work arrangements, Mr. Li Mingguang tendered his resignation as the Chief Actuary of the Company on 4 August 2023, which took effect on the same day. Mr. Li Mingguang has confirmed that he has no disagreement with the Board and there are no other matters relating to his resignation as the Chief Actuary of the Company that need to be brought to the attention of the shareholders of the Company.

The Board further announces that at the twenty-seventh meeting of the seventh session of the Board of the Company held on 4 August 2023, Ms. Hou Jin was appointed as the Chief Actuary of the Company and her qualification as the Chief Actuary of the Company is subject to the approval of the NAFR. The Board has designated Ms. Hou Jin to serve as the temporary chief actuary of the Company prior to obtaining such approval.

The biographical details of Ms. Hou Jin are set out below:

Ms. Hou Jin, born in January 1980, has been serving as the Deputy General Manager of the Actuarial Department of the Company since December 2019. She was an Assistant to the General Manager of the Actuarial Department of the Company from 2018 to 2019, and a senior actuary (Grade III) of the Actuarial Department of the Company from 2017 to 2018. Ms. Hou Jin successively graduated from Southwestern University of Finance and Economics and Nankai University with a master’s degree in economics, and is a member of the Society of Actuaries.

Commission File Number 001-31914

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 4 August 2023

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Li Mingguang
Non-executive Directors:	Wang Junhui, Zhuo Meijuan
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie